                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                        Delco Remy International, Inc.
                       --------------------------------
                               (Name of Issuer)

                     CLASS A COMMON STOCK, PAR VALUE $.01
                       --------------------------------
                        (Title of Class of Securities)

                                  246626 10 5
                       --------------------------------
                                (CUSIP Number)

                               HELENE B. SHAVIN
                        CITICORP VENTURE CAPITAL, LTD.,
                  399 PARK AVENUE, NEW YORK, NEW YORK  10043
                  ------------------------------------------
Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               DECEMBER 22, 1997
                  ------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-a(a) for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 246626 105                   13D                    Page 2 of 15 Pages

1.  NAME OF REPORTING PERSON   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citicorp    13-2614988

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [   ]

                                                                       (b) [   ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
                                                                              00
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or (e)
                                                                             [x]
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        Delaware

7.  SOLE VOTING POWER
                                                                    3,232,696/1/

8.  SHARED VOTING POWER
                                                                            None
 NUMBERS OF    9.  SOLE DISPOSITIVE POWER
   SHARES                                                           3,232,696/1/
BENEFICIALLY   10.  SHARED DISPOSITIVE POWER
  OWNED BY                                                                  None
    EACH
  REPORTING    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
PERSON WITH         None, except through its wholly-owned subsidiary, Citibank,
                    N.A., and its wholly-owned subsidiary, Citicorp Venture
                    Capital Ltd.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [   ]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                             See Line 11, above.

14.  TYPE OF REPORTING PERSON*
                                                                              HC

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

/1/ Does not include 6,481,246 shares of non-voting Class B Common Stock which under certain circumstances may be converted into Class B Common Stock.

CUSIP No. 238330 104                   13D                    Page 3 of 15 Pages

1.  NAME OF REPORTING PERSON   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citibank, N.A.    13-5266470

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [   ]

                                                                       (b) [   ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
                                                                              00
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or (e)
                                                                             [x]
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        New York

7.  SOLE VOTING POWER
                                                                    3,232,696/1/

8.  SHARED VOTING POWER
                                                                            None
 NUMBERS OF    9.  SOLE DISPOSITIVE POWER
   SHARES                                                           3,232,696/1/
BENEFICIALLY   10.  SHARED DISPOSITIVE POWER
  OWNED BY                                                                  None
    EACH
  REPORTING    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
PERSON WITH         None, except through its wholly-owned subsidiary, Citicorp
                    Venture Capital Ltd.

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [   ]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                             See Line 11, above.

14.  TYPE OF REPORTING PERSON*
                                                                              BK

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

/1/ Does not include 6,481,246 shares of non-voting Class B Common Stock which under certain circumstances may be converted into Class B Common Stock.

CUSIP No. 246626 105                   13D                    Page 4 of 15 Pages

1.  NAME OF REPORTING PERSON   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Citicorp Venture Capital Ltd.   13-2598089

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [   ]

                                                                       (b) [   ]
3.  SEC USE ONLY

4.  SOURCE OF FUNDS*
                                                                              00
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or (e)
                                                                             [ ]
6.  CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                        New York

7.  SOLE VOTING POWER
                                                                    3,232,696/1/

8.  SHARED VOTING POWER
                                                                            None
 NUMBERS OF    9.  SOLE DISPOSITIVE POWER
   SHARES                                                              3,232,696
BENEFICIALLY   10.  SHARED DISPOSITIVE POWER
  OWNED BY                                                                  None
    EACH
  REPORTING    11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
PERSON WITH                                                            3,232,696

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [   ]
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                           19.2%

14.  TYPE OF REPORTING PERSON*
                                                                              CO

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

/1/ Does not include 6,481,246 shares of non-voting Class B Common Stock which under certain circumstances may be converted into Class B Common Stock.

CUSIP No. 246626 105                   13D                    Page 5 of 15 Pages

Item 1.  Security and Issuer

     This Statement relates to shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Delco Remy, Inc., a Delaware corporation (the "Company").

     The address of the Company's principal executive office is: 2902 Enterprise Drive, Anderson, IN 46013

Item 2.  Identity and Background

     (a) This Statement on Schedule 13D is filed by (1) Citicorp, a Delaware corporation ("Citicorp"), (2) Citibank, N.A., a national banking association ("Citibank") and (3) Citicorp Venture Capital, Ltd., a New York corporation ("CVC") (Citicorp, Citibank and CVC, collectively "Reporting Persons"). A list of the directors and executive officers of the Reporting Persons is attached hereto as Annex A.

     (b) The address of the principal business office of each Reporting Person is as follows:

Reporting Person                             Address

   Citicorp                           399 Park Avenue
                                      New York, New York  10043

   Citibank                           399 Park Avenue
                                      New York, New York  10043

   CVC                                399 Park Avenue
                                      New York, New York  10043

     (c) CVC is a wholly owned subsidiary of Citibank. CVC's principal business is investing in leveraged buy-outs. Citibank is a wholly-owned subsidiary of Citicorp. Citibank is principally engaged in the general banking business and Citicorp is a multibank holding company principally engaged, through its subsidiaries, in the general financial services business.

     (d) During the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person none of the executive officers or directors of such Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) Except as described herein, during the last five years, none of the Reporting Persons, and to the knowledge of each Reporting Person, none of the executive officers or directors of such Reporting Person, as applicable, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal and state securities laws or finding any violation with respect to such laws. In 1992 Citibank consented to orders issued by the Securities and Exchange commission ("SEC") and the Comptroller of the Currency, without admitting or denying

CUSIP No. 246626 105                   13D                    Page 6 of 15 Pages

allegations and findings, with respect to findings that Citibank violated certain securities laws in its role as a transfer agent with respect to the proper safeguarding and destruction of canceled securities certificates. The orders, and related facts and circumstances, were described in Current Reports on Form 8-K, dated July 21, 1992, and January 19, 1993, that Citicorp previously filed with the SEC.

     (f) Citicorp is a Delaware corporation. Citibank is a national banking association. CVC is a New York corporation. Except as otherwise indicated on Annex A, to the knowledge of Citicorp, Citibank and CVC, each executive officer and director of such Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds

     In July 1994, CVC purchased 432,350 shares of Class A Common Stock and 117,650 shares of non-voting Class B Common Stock, par value $.01 per share, of the Company ("Class B Common Stock") for $1,100,000. Shortly after the purchase of such shares CVC transferred 67,839.71 shares of Class A Common Stock and 52,227.74 shares of Class B Common Stock to certain employees of CVC. On December 19, 1997, the Company declared a 16.8 to 1 stock split on shares of Class A and Class B Common Stock. As of that date CVC, after taking into account conversions of Class B Common Stock into Class A Common Stock which had occurred since July 1994, owned 108,102.17 shares of Class A Common Stock and 321,800.38 shares of Class B Common Stock. After giving effect to the Stock Split, CVC owned 1,816,116 shares of Class A Common Stock and 5,406,246 shares of Class B Common Stock. On December 22, 1997, the Company and CVC entered into an Exchange Agreement to exchange the outstanding principal amount of a Junior Subordinated Note of the Company held by CVC plus accrued but unpaid interest thereon for 1,448,349 shares of Class A Common Stock at an exchange rate of $11.16 per share (the initial public offering price, less underwriting discounts and commissions, of 4,000,000 shares of the Company's Class A Common Stock which were issued on December 22, 1997, pursuant to an effective registration statement under the Securities Act of 1933, as amended). On December 22, 1997, a subsidiary of the Company merged with and into Ballantrae Corporation, a Delaware Corporation ("Ballantrae"), and as a shareholder of Ballantrae, CVC received 1,043,231 shares of the Company's Class A Common Stock as merger consideration. On December 22, 1997, as required by applicable law, CVC converted 1,075,000 shares of Class A Common Stock into Class B Common Stock. Thus, as a result of the above described transactions, as of the date of this filling, CVC owns 3,232,696 shares of Class A Common Stock and 6,481,246 shares of Class B Common Stock. On January 16, 1998, pursuant to an over-allotment option granted to the underwriters of the public offering described above, the Company issued an additional 600,000 shares of Class A Common Stock to such underwriters.

Item 4. Purpose of Transaction

     CVC acquired the Class A Common Stock as an investment. CVC may, subject to applicable securities laws, applicable laws regulating the percentage of voting securities of the Company CVC may own, market conditions and its assessment of the business prospects of the Company, acquire additional shares of Class A Common Stock from time to time through open

CUSIP No. 246626 105                   13D                    Page 7 of 15 Pages

market purchases or otherwise, as it determines in its sole discretion. CVC has not determined whether it will acquire additional shares of Class A Common Stock or fixed any number of shares of Class A Common Stock it might seek to acquire or any amount of money it may be willing to invest in the Company. CVC is continuously evaluating the business and business prospects of the Company, and its present and future interests in, and intentions with respect to, the Company and, may, at any time decide to dispose of any or all of the shares of Class A Common Stock currently owned by it.

     Other than as discussed above, CVC currently has no plans to effect:

          (a) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
          (b) a sale or transfer of a material amount of the assets of the Company or any of its subsidiaries;
          (c) any change in the present Board of Directors or management of the Company, including any change in the number or term of directors or the filling of any vacancies of the Board of Directors;
          (d) any material change in the present capitalization or dividend policy of the Company;
          (e) any other material change in the Company's business or corporate structure;
          (f) any change in the Company's charter, by-laws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Company by any person;
          (g) the delisting of any class of securities of the Company from a national securities exchange or the ceasing to be authorized to be quoted in an interdealer quotation system of a registered national securities association;
          (h) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
          (i)  any action similar to any of those enumerated above.

     CVC intends to re-evaluate continuously its investment in the Company and may, based on such re-evaluation, determine at a future date to change its current position with respect to any action enumerated above.

Item 5. Interest in Securities of Issuer

     (a) through (b) As of the date of this filling, CVC owns 3,232,696 shares of Class A Common Stock (19.2% of all shares of Class A Common Stock outstanding after giving effect to the issuance and sale by the Company of the additional 600,000 shares described in Item 3 above). By the terms of the Company's certificate of incorporation,, CVC may convert shares of Class B Common Stock into shares of Class A Common Stock only to the extent permitted by applicable law. CVC presently owns 6,481,246 shares of Class B Common Stock which CVC, under certain circumstances, could convert into Class A Common Stock. CVC owns 40.1% of all outstanding shares of Class A and Class B Common Stock treated as a single class.

CUSIP No. 246626 105                   13D                    Page 8 of 15 Pages

     CVC, Citibank, and Citicorp may be deemed to share the voting and dispositive power of the 3,232,696 shares of Class A Common Stock owned by CVC by virtue of, and this form is being filed by Citibank and Citicorp solely because of Citibank's 100% ownership interest in CVC and Citicorp's 100% ownership interest in Citibank.

     (c) Other than the transactions described in Item 3 above CVC, Citibank, and Citicorp have not, and to the best knowledge of CVC, Citibank and Citicorp, no director or executive officer of CVC, Citibank and Citicorp has, effected any transaction in shares of Class A Common Stock during the period extending from the date 60 days prior to the date hereof except as set forth on Appendix B.

     (d) To the best knowledge of CVC, Citibank and Citicorp, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Common Stock owned by CVC.

     (e) Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     (a) Shareholders Agreement

     Certain stockholders of the Company, including CVC, World Equity Partners, L.P. ("WEP"), MascoTech Automotive Systems Group, Inc. ("MascoTech"), Harold K. Sperlich, James R. Gerrity and the individuals named therein as management investors (the "Management Investors") (collectively the "Investors"), have entered into an Amended and Restated Securities Purchase and Holders Agreement (the "Stockholders' Agreement") for a ten-year term containing certain agreements among such stockholders with respect to the capital stock and corporate governance of the Company. The following is a summary description of the principal terms of the Stockholders' Agreement applicable to CVC and is subject to and qualified in its entirety by reference to the Stockholders' Agreement.

     Pursuant to the Stockholders' Agreement, the Investors agreed to vote their shares in favor of the Board of Directors of the Company being composed of seven directors as follows: Harold K. Sperlich (so long as he continues to serve as chairman of the Board of Directors); one individual nominated by MascoTech; two individuals nominated by CVC; James R. Gerrity (so long as he continues to serve as an officer or a consultant to the Company); Thomas J. Snyder (so long as he continues to serve as President of the Company); and one independent director.

     The Investors have agreed to vote their shares in favor of any proposal by CVC or MascoTech (a) to remove directors nominated by CVC or MascoTech or (b) to fill directorships vacated by directors nominated by CVC or MascoTech. of CVC and MascoTech will retain the right to nominate the number of directors designated above so long as they own at least 7 % of the outstanding shares of Common Stock; provided that if either CVC or MascoTech owns less than 7% of the outstanding shares of Common Stock as a result of an event or events other than

CUSIP No. 246626 105                   13D                    Page 9 of 15 Pages

the sale of such shares by the holder thereof, then the right to nominate directors as specified above will continue.

     (b) Registration Rights Agreement

     The Company has entered into a Registration Rights Agreement with CVC and other shareholders of the Company (the "Registration Rights Agreement"). The following description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the Registration Rights Agreement, which has been filed as an exhibit to this Schedule 13D. CVC and World Equity Partners, L.P., have been granted the right one or more times to require the Company to file one or more registration statements with the Securities and Exchange Commission (the "Commission") registering the shares held by them. CVC and certain other shareholders of the Company, have been granted the right, subject to certain restrictions, to require the Company to include shares held by them in any registration statements filed by the Company with the Commission, subject to certain limited exceptions. The Company has agreed to pay certain expenses relating to any registration of shares effected pursuant to the Registration Rights Agreement and to indemnify the parties thereto against certain liabilities in connection with any such registration.

     (c) Lock-Up Agreement

     In connection with the registered underwritten public offering and sale by the Company of 4,000,000 shares of Class A Common Stock which closed on December 22, 1997, CVC entered into a Lock-Up Agreement with the underwriters participating in such offering. CVC agreed, subject to certain conditions, not to offer, sell or transfer any shares of Class A or Class B Common Stock for a period of 180 days after the date of the offering, without the prior written consent of Morgan Stanley & Co. Incorporated.

Item 7. Materials to Be Filed as Exhibits

Exhibit Number         Description
--------------         -----------
1                      Registration Rights Agreement, dated July 29, 1994, by
                       and among the Company, CVC and certain other shareholders
                       of the Company named therein
2                      Lock-Up Agreement of CVC, dated December 3, 1997
3                      Joint Filing Agreement among CVC, Citibank and Citicorp
4                      Power of Attorney (see Signature Page)

CUSIP No. 246626 105                   13D                   Page 10 of 15 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          KNOW ALL MEN BY THESE PRESENTS that each entity whose signature appears below constitutes and appoints Helene B. Shavin such person's true and lawful attorney-in-fact and agent, with full power of substitution and revocation, for such person and in such person's name, place and stead, in any and all capacities to sign any and all amendments to this Schedule 13D and to file the same with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

February__, 1998              CITICORP

                              By:
                                 Patricia K. Perlman
                                 Assistant Secretary, Citicorp

                              CITIBANK, N.A.

                              By:
                                 Patricia K. Perlman
                                 Vice President, Citibank, N.A.

                              CITICORP VENTURE CAPITAL, LTD.

                              By:
                                 Helene B. Shavin
                                 Assistant Vice President

CUSIP No. 246626 105                   13D                   Page 11 of 15 Pages

                                    ANNEX A
                                    -------

                                    CITICORP
                                    --------

Directors                                Executive Officers
---------                                ------------------

Alain J.P. Belde (Brazil)           William I. Campbell (Canada)

D. Wayne Calloway                   Paul J. Collins

Paul J. Collins                     Edward Horowitz

Kenneth T. Derr                     Thomas E. Jones (England)

John M. Deutch                      Charles E. Long

Reuben Mark                         Dionisio R. Martin (Argentina)

Richard D. Parsons                  Robert A. McCormack

John S. Reed                        Victor J. Menezes (India)

William R. Rhodes                   Lawrence R. Phillips

Rozanne L. Ridgeway                 John S. Reed

H. Onno Ruding (Netherlands)        William R. Rhodes

Robert B. Shapiro                   John J. Roohe

Frank A. Shrontz                    H. Onno Ruding (Netherlands)

Franklin A. Thomas                  Mary Alice Taylor

Edgar S. Woolard, Jr.

CUSIP No. 246626 105                   13D                   Page 12 of 15 Pages

                                    CITIBANK
                                    --------


Directors                            Executive Officers
---------                            ------------------

D. Wayne Calloway                    (same as Citicorp above)

Paul J. Collins

John M. Deutch

Reuben Mark

Richard D. Parsons

John S. Reed

William R. Rhodes

Rozanne L. Ridgeway

Robert B. Shapiro

Frank A. Shrontz

Franklin A. Thomas

CUSIP No. 246626 105                   13D                   Page 13 of 15 Pages

                                      CVC
                                      ---

Directors                       Executive Officers
---------                       ------------------

William T. Comfort              William T. Comfort

Ann M. Goodbody                 Richard M. Cashin

Thomas E. Jones                 Byron L. Knief

Frederick A. Roesch             Charles E. Corpening

                                Michael A. Delaney

                                David Y. Howe

                                Richard E. Mayberry

                                Thomas F. McWilliams

                                M. Saleem Muqaddam

                                Paul C. Schorr

                                Joseph M. Silvestri

                                David F. Thomas

                                James A. Urry

                                John D. Weber

                                Lauren M. Connelly

                                Helene B. Shavin

                                Thomas H. Sanders

CUSIP No. 246626 105                   13D                   Page 14 of 15 Pages

                                    ANNEX B
                                    -------

       Transactions in the Securities of the Company in the Last 60 Days
       -----------------------------------------------------------------

The following executive officers of CVC received shares of Class A Common Stock in the following amounts in exchange for the conversion of JSN's held by such individuals and in exchange for shares of Ballantrae owned by them. With the exception of Mr. Comfort, the following individuals were also shareholders of the Company at the time of the 16.8 to 1 stock split.

Name                        JSN Conversion                     Ballantrae
----                        --------------                     ----------
Michael A. Delaney               9,434                           14,025
Richard M. Cashin               46,226                           14,025
Byron Knief                      8,962                                0
Thomas McWilliams                8,962                                0
Joseph Silvestri                 2,358                                0
David Thomas                    17,689                           14,025
David Y. Howe                    1,179                                0
William Comfort/1/              17,689                           14,025
_______
/1/ These shares were acquired by a partnership controlled by Mr. Comfort.

CUSIP No. 246626 105                   13D                   Page 15 of 15 Pages

                                                                       Exhibit 3

                       Agreement dated February__, 1998

                       Re:  Joint Filing of Schedule 13D


          The undersigned hereby agree that:

          (i) each of them is individually eligible to use the Schedule 13 D attached hereto;

          (ii) the attached Schedule 13D is filed on behalf of each of them; and

          (iii)  each of them is responsible for the timely filing of such
     Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information therein concerning him or itself; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless he or it knows or has reason to believe that such information is inaccurate.


                              CITICORP


                              By:
                                  _________________________________
                                  Name:      Patricia K. Perlman
                                  Title:     Assistant Secretary


                              CITIBANK, N.A.


                              By:
                                  _________________________________
                                  Name:      Patricia K. Perlman
                                  Title:     Vice President



                              CITICORP VENTURE CAPITAL, LTD.


                              By:
                                  _________________________________
                                  Name:      Helene B. Shavin
                                  Title:     Assistant Vice President